Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

March 27, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eileen Smiley and John Kernan

Re:	AMG Pantheon Credit Solutions Fund (the “Fund”)
Initial Registration Statement on Form N-2
File Nos. 333-274875 and 811-23904

Dear Ms. Smiley,

The following responds to the comments provided via telephone on March 21, 2024, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of Pre-Effective Amendment No. 2 to the registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.

Comment: The Staff notes the following disclosure that was added to the cover page of the Prospectus: “An investor will pay a sales load of up to 3.50% for Class M Shares and offering expenses of up to 0.14% on the amounts it invests. If you pay the maximum aggregate 3.64% for sales load and offering expenses for Class M Shares and 0.14% in offering expenses for Class S Shares and Class I Shares, you must experience a total return on your net investment of 3.76% for Class M Shares and 0.14% for Class S Shares and Class I Shares in order to recover these expenses.” Please confirm the accuracy of the 3.76% return that must be earned for Class M shares to recover the expenses.

Response: The Fund confirms the accuracy of the 3.76% return that must be earned for Class M shares to recover the expenses.

2.

Comment: Since the Fund will be paying organization and offering expenses, please confirm that the “Other Expenses” line item of the Fee Table includes such expenses. Please state in a footnote to the fee table what these expenses entail and the estimated amount of such expenses.

Response: The requested changes have been made in the Revised Registration Statement.

3.

Comment: The Staff notes that the Expense Example was calculated using the assumption that the Expense Limitation and Reimbursement Agreement is perpetual in nature. Since the Expense Limitation and Reimbursement Agreement may be terminated upon mutual agreement between the Adviser and the Board, the Expense Example should only reflect the waiver for the one year period since the waiver is only required to continue for at least one year from the effective date of the registration statement.

Response: The requested change has been made in the Revised Registration Statement.

4.

Comment: Page 16 of the Prospectus states the following: “To the extent the Fund has knowledge of the holdings of an Underlying Fund, the Fund will consider the holdings of the Underlying Fund when the Fund determines compliance with its 80% investment policy.” Although the underlying investments of a Private Fund can be difficult to ascertain on an ongoing basis, the 80% policy is applied at the time of investment. Accordingly, please confirm supplementally that with respect to Private Funds that will be counted towards the Fund’s 80% investment policy, such investments would be suitable for inclusion in the 80% policy at the time of investment.

Response: The Fund so confirms.

5.	Comment: Please review the corresponding returns to shareholders in the Effects of Leverage table included in the Prospectus for accuracy.

Response: The Fund confirms that, since it does not currently intend to utilize leverage in the first year of operations, the above-referenced Effects of Leverage table has been removed from the Revised Registration Statement.

6.

Comment: Please disclose in an appropriate location the provisions of Section 2.10 of the Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) related to pre-suit demands and the exclusive forum provision. Please disclose that these provisions do not apply to claims arising under the federal securities laws. Please also disclose that shareholders may need to reimburse the Trust under Section 2.10 in the event that the Trustees determine not to bring such action.

Response: The requested changes have been made in the Revised Registration Statement.

7.

Comment: With respect to the new exclusive forum provision in Article IX of the Declaration of Trust, please revise to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose the substance of this provision in the Registration Statement and note that it does not apply to claims arising under the federal securities laws.

Response: The requested changes have been made in the Revised Registration Statement, and to the Declaration of Trust, and the revised Declaration of Trust is included as an exhibit to the Revised Registration Statement.

8.	Comment: Please explain supplementally to the Staff how the first assumption in the legal opinion is consistent with Staff Legal Bulletin 19.

Response: The Fund confirms that it has filed a new legal opinion with the Revised Registration Statement to remove the above-referenced assumption.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1872.

*****

Sincerely,

Kellilyn Greco

3